SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person(s) Filing Statement)

Ordinary shares, nominal value €1.20 each

American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Álvaro Pérez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Sergio J. Galvis, Richard A. Pollack, Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
1 (212) 558-4000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

IMPORTANT LEGAL INFORMATION

The following document was made available to shareholdersof Endesa, S.A. (the "Company" or "Endesa") on November 15th , 2005. Endesa shareholders are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict.

Forward-looking statements could include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions. For all of these-forward looking statements, Endesa claims the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; the entry of new competitors in our markets.

ENDESA PRESS RELEASE CONCERNING EUROPEAN COMMISSION DECISION

New York, 15 November 2005. - ENDESA (NYSE: ELE) requested that the European Commission comment on its own authority in the event of the concentration that would arise from the hostile bid by Gas Natural in the conviction that, under European law governing concentrations, the requirements of necessary assumptions and right to determine the community dimension of the operation had been met. The authorities have acknowledged on a number of occasions the complex nature of the decision.

ENDESA also took this initiative with the aim, in defence of the interests of its shareholders, of removing any uncertainty about the regulatory authority that must review the operation and the conditions under which it could, or could not, go ahead.

This measure was becoming particularly necessary in this case given that Gas Natural had apparently not consulted the European Commission about this point previously, as recommended in the best practice guidelines published by the European Competition Directorate-General.

ENDESA wishes to state that it has constantly shown a high degree of transparency throughout this process, as can be witnessed by its willingness to make available to the participating parties all of the documentation submitted to the European Commission. This is in stark contrast to the other procedures in which, claiming confidentiality, ENDESA has not had access to a large amount of information submitted by Gas Natural.

ENDESA will scrutinise the decision taken today by the European Commission and consider making full use of the legal instruments provided by European law. In any case, after a preliminary analysis of the decision it is surprising that the Spanish anti-trust authority has made various allegations throughout the procedure which are in line with Gas Natural’s declarations, of which ENDESA, as an interested party in both the EU and the Spanish procedure, had not been notified. Likewise, from a material standpoint, ENDESA’s legal counsel is studying the compatibility of this decision with EU Law.

In any event, ENDESA is firmly convinced that, regardless of the authority that ultimately has jurisdiction over the matter, the criteria, principles and rules to be applied in the examination of the operation are clearly established both in European and national legislation and in the precedents established by the numerous decisions already adopted previously in similar cases by the various European and Spanish anti-trust bodies.

In any event, ENDESA considers that the hostile takeover bid launched by Gas Natural results in a concentration that seriously threatens competition and that it faces major obstacles that make it difficult for the anti-trust bodies to authorise under the proposed conditions.

The concentration operation in itself and the agreement signed with Iberdrola raise the following questions in terms of competition law:

1.- It removes ENDESA from the natural gas supply and trading markets, which, combined with ENDESA’s CCGTs give it an 11-12% market share, similar to (for instance) that of Spain's third largest utility. It also strengthens the position of the main operator, which boasts shares above 40% in all the natural gas markets (supply and trading).

2.- It removes a major competitor in the power generation and supply markets, with market shares of nearly 5% and major growth projects and prospects.

3.- In all the electricity and natural gas markets involved, it removes the most commercially aggressive competitors (ENDESA in gas and Gas Natural in electricity) and those with the highest penetration and growth.

4.- In the wholesale electricity generation market, it creates a major duopoly between Iberdrola and Gas Natural, spawning a strong mutual incentive for tacit collusion and abuse of market power.

5.- In the electricity and gas supply markets, the operation leads to increased concentration in all segments. Specifically, its would create regional gas and electricity distribution monopolies protected by the control of the two networks and advantages in supply in Spanish regions such as Catalonia, Madrid, Valencia, Murcia and Andalusia. These account for 60% of Spanish gas demand and 55% of electricity demand and are larger in size than Belgium, the Netherlands and Austria combined.

For all these reasons, the operation would represent a serious backward step of more than three years in the deregulation process of the Spanish energy market, with negative implications for other European Union countries and especially in the MIBEL. It will also have major implications for consumers, with foreseeable rises in energy prices that could not be offset by the scant synergies generated from the operation or the commitments made by Gas Natural.

Moreover, the design of operation would dismantle the significant position already attained by ENDESA in Europe, as well as destroy value, to the extent that Gas Natural has plans to sell core assets in this area without being subject to concurrent prices, which would considerably hurt competition in Italy, Portugal and France and result in the disappearance of one of the few major operators in the process to create a single energy market in Europe.